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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ____________)*

                       Smith & Wesson Holding Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   831756-10-1
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                                 (CUSIP Number)

                                Daniel A. Larson
                                Gammage & Burnham
                         2 North Central Ave., 18th Fl.
                                Phoenix, AZ 85004
                                 (602) 256-0566
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 28, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 831756-10-1               13D                        PAGE 2 OF 5 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Colton R. Melby
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,404,924

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,404,924

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,404,924
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

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                                                                     Page 3 of 5

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Smith & Wesson Holding Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14500 North Northsight, Suite 221, Scottsdale, Arizona 85260.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by Colton R. Melby ("Mr. Melby"). Mr. Melby serves as a director of the Issuer. Mr. Melby is a resident of the United States.

         Mr. Melby's principal occupation is serving as an independent business consultant and strategic investor. Mr. Melby's business address is 14500 North Northsight, Suite 221, Scottsdale, Arizona 85260.

         Mr. Melby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Melby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 6, 2001, Mr. Melby loaned the Issuer $5 million of Mr. Melby's personal funds (the "Loan"), the interest on which was fully prepaid for one year and the full principal balance of which was due and payable May 15, 2002. In connection with the Loan, Mr. Melby received a warrant to purchase up to 7,094,500 shares of Common Stock at an exercise price of $0.40 per share (the "Warrant"). Effective March 28, 2002, Mr. Melby agreed to apply $2,837,800 of the principal balance of the Loan to fully exercise the Warrant. In addition, Mr. Melby converted the remaining $2,162,000 of the principal balance of the Loan into 1,310,424 shares of Common Stock at an effective purchase price of $1.65 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Melby acquired the shares of Common Stock for investment purposes. Mr. Melby reserves the right to purchase additional shares of the Issuer's Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, Mr. Melby has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing review of investment alternatives, Mr. Melby may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of the filing of this statement, Mr. Melby beneficially owns 8,404,924 shares of Issuer's Common Stock, representing approximately 30.1% of the shares of Common Stock reported to be outstanding in Issuer's filings.
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                                                                     Page 4 of 5

         (b) Mr. Melby has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by him.

         (c) Except as described in this statement on Schedule 13D, Mr. Melby has not effected any transaction in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Melby and the Issuer entered into a Registration Rights Agreement, dated as of May 6, 2001 (the "Registration Rights Agreement"), which is filed as an exhibit hereto and is incorporated by referenced into this Item 6. Pursuant to the Registration Rights Agreement, the Issuer is required to register the shares of Common Stock purchased by Mr. Melby upon exercise of the Warrant for resale under the Securities Act of 1933, as amended (the "Securities Act"). In connection with Mr. Melby's acquisition of the shares of Common Stock as described herein, the Issuer agreed to include the additional shares of Common Stock purchased by Mr. Melby in the rights granted to Mr. Melby under the Registration Rights Agreement. In addition, Mr. Melby agreed to extend the date by which the Issuer must register such shares of Common Stock to June 28, 2002. All expenses, other than underwriters' discounts and commissions incurred in connection with such registration pursuant to the Registration Rights Agreement are to be paid by the Issuer. The Issuer agreed to indemnify and hold harmless Mr. Melby against certain liabilities under the Securities Act or the securities laws of any state in which securities of the Issuer are sold pursuant to the Registration Rights Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Registration Rights Agreement, dated as of May 6, 2001, between Issuer and Colton Melby.
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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2002

                                        /s/ Colton Melby
                                        ----------------------------------------
                                        Colton Melby




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                                 Exhibit Index
                                 -------------


Exhibit Number                             Description
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      1              Registration Rights Agreement, dated as of May 6, 2001,
                     between Issuer and Colton Melby.